

November 22, 2022

**Via Federal Express**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC  20549-0001

*Re:*     ***Cboe Exchange, Inc.***
          ***Form 1 Amendment***

Dear Mrs. Jackson:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and M currently on file with the Commission.  Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

*Kyle Murray*

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 11:00am on 11/22/22

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibits C and M

## **Attachment**

*Summary of changes made to Exhibit C:*
- European Central Counterparty N.V.'s name was changed to Cboe Clear Europe

*Summary of changes made to Exhibit M:*
- <u>Membership:</u>
  - TRC Markets LLC was approved

*Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.*

| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION<br>FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE<br>OR EXEMPTION FROM REGISTRATION PURSUANT TO<br>SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>11/22/22 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


☐ APPLICATION        ☒ AMENDMENT

1.  State the name of the applicant:  Cboe Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60661

    22005834

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (913) 815-7000                              (913) 815-7119
    (Telephone)                                  (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Kyle Murray          VP, Associate General Counsel,  Cboe Exchange, Inc.   (913) 815-7121
    (Name)                    (Title)                        (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60661

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:    __X__ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized:  General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:        11/22/22                          Cboe Exchange, Inc.
          (MM/DD/YY)                              (Name of Applicant)

By: _Kyle Murray__ [signature executed at 11:00am on 11/22/22]     Kyle Murray, VP, Associate General Counsel
      (Signature)                                          (Printed Name and Title)
Subscribed and sworn before me this  see header  day of see header ,  see header  by   see header
                                                (Month)         (Year)          (Notary Public)
My Commission expires ___see header_____  County of __see header_____  State of see header


**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**


## Exhibit C

**Exhibit Request:**

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized.  Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions.  Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

**Response:** Please see below responses for the following entities:

A. **Cboe Services Company**

1. *Name*:  Cboe Services Company
   *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2. *Form of organization*:  Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*:  Cboe Bats, LLC owns 100%
   of the membership interests of Cboe Services Company.  Cboe Services Company
   is the Exchange's 100% owner.

5. *Brief description of business or functions*:  Cboe Services Company is an
   intermediate holding company. Cboe Services Company is the intermediate
   holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc.,
   Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*:  Not applicable.

7. Copy of articles of incorporation or association and amendments: No change.

8. *Copy of existing by-laws*:  No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Brittany Carter (Vice President, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Emily Mitchell (Vice President, Tax)
   - Kyle Murray (Vice President, Associate General Counsel)
   - Hemang Patel (Vice President, Project Management)
   - Steven Sinclair (Vice President, Software Engineering)
   - Allen Wilkinson (Vice President and Controller)
   - Troy Yeazel (Senior Vice President, Operations)
   - Heidi Zenger (VP, Internal Audit)

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## B.     Direct Edge LLC

1.     *Name*:  Direct Edge LLC
       *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*:  Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014.  Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.     *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.     *Brief description of business or functions:*  Direct Edge LLC is an intermediate holding company.  Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.     *Copy of constitution*:  Not applicable.

7.     Copy of articles of incorporation or association and amendments:  No changes.

8.     Copy of existing by-laws or corresponding rules or instruments:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (VP and Controller)

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C.      **Cboe BZX Exchange, Inc.**

1.      *Name*:  Cboe BZX Exchange, Inc.
        *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*: Corporation.

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on November 1, 2007.

4.      *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is
        wholly-owned by Bats Global Markets Holdings, Inc., which is also the
        Exchange's 100% owner.

5.      *Brief description of business or functions*:  Cboe BZX Exchange, Inc. operates as
        a registered national securities exchange pursuant to Section 6 of the Act.

6.      *Copy of constitution*: Not applicable.

7.      Copy of articles of incorporation or association and amendments:   No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Bruce Andrews
        - Alexander Matturri
        - Kevin Murphy
        - David Roscoe
        - Scott Wagner

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Carmen Brannan (VP, Government Relations)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Brittany Carter (VP, Financial Planning and Analysis)
        - Cole Chmielewski (Vice President, Operations)
        - Bo Chung (SVP, Global Head of Sales & Index Licensing)
        - Catherine Clay (EVP, Head of Data and Access Solutions))
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)
        - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**D.** **Cboe BYX Exchange, Inc.**

1. *Name*: Cboe BYX Exchange, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is
   wholly-owned by Bats Global Markets Holdings, Inc., which is also the
   Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned
   subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities
   exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as
   a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly

- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

**E.**     **Cboe EDGA Exchange, Inc.**

1.     *Name*:  Cboe EDGA Exchange, Inc.
       *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*:  Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.     *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.     *Brief description of business or functions:*  Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments:*  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Bruce Andrews
       - Alexander Matturri, Jr.
       - Kevin Murphy
       - David Roscoe
       - Scott Wagner

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Alexandra Albright (SVP, Chief Compliance Officer)
       - Carmen Brannan (VP, Government Relations)
       - Kevin Carrai (VP, Market Data and Access Services)
       - Brittany Carter (VP, Financial Planning and Analysis)
       - Cole Chmielewski (Vice President, Operations)
       - Bo Chung (SVP, Global Head of Sales & Index Licensing)
       - Catherine Clay (EVP, Head of Data and Access Solutions))
       - Gary Compton (VP, Communications)
       - Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**F.      Cboe EDGX Exchange, Inc.**

1.      *Name*:  Cboe EDGX Exchange, Inc.
         *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*:  Corporation.

3.      *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.      *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.      *Brief description of business or functions:*  Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments:* No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Bruce Andrews
- Alexander Matturri, Jr.
- Kevin Murphy
- David Roscoe
- Scott Wagner

Current Officers
- Dave Howson (President)
- Ed Tilly (Chief Executive Officer)
- Alexandra Albright (SVP, Chief Compliance Officer)
- Carmen Brannan (VP, Government Relations)
- Kevin Carrai (VP, Market Data and Access Services)
- Brittany Carter (VP, Financial Planning and Analysis)
- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Head of Data and Access Solutions))
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian ((EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

Indemnity Committee
- Ed Tilly

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**G.** **Cboe C2 Exchange, Inc.**

1.  *Name*: Cboe C2 Exchange, Inc.
    *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.  *Form of organization*: Corporation.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: No changes.

8.  *Copy of existing by-laws*: No changes.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Bruce Andrews
    - Alexander Matturri, Jr.
    - Kevin Murphy
    - David Roscoe
    - Scott Wagner

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (SVP, Chief Compliance Officer)
    - Carmen Brannan (VP, Government Relations)
    - Kevin Carrai (VP, Market Data and Access Services)
    - Brittany Carter (VP, Financial Planning and Analysis)
    - Cole Chmielewski (Vice President, Operations)
    - Bo Chung (SVP, Global Head of Sales & Index Licensing)
    - Catherine Clay (EVP, Head of Data and Access Solutions))
    - Gary Compton (VP, Communications)
    - Jeff Connell (VP, Deputy Chief Regulatory Officer)
    - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.     **Cboe Trading, Inc.**

1.     *Name*:  Cboe Trading, Inc.
       *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on June 16, 2005.

4.     *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
       owned by Cboe Services Company, which is also the Exchange's 100% owner.

5.     *Brief description of business or functions*:  Cboe Trading, Inc. is a broker-dealer
       registered as such with the Securities and Exchange Commission and a member of
       the Financial Industry Regulatory Authority and other self-regulatory
       organizations.  Cboe Trading, Inc. provides routing of orders from the Exchange
       Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
       Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
       automated trading systems, electronic communication networks or other broker-
       dealers.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Chris Isaacson
       • Brian Schell

       Current Officers
       • Troy Yeazel (President)
       • Sydney Goodman (Treasurer/FINOP)
       • Bryan Upp (Chief Compliance Officer)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (Treasurer, FINOP)

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

**I.     Omicron Acquisition Corp.**

1.    *Name*: Omicron Acquisition Corp.
      *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on February 7, 2011.

4.    *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
      wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.    *Brief description of business or functions*:  Omicron Acquisition Corp. is an
      intermediate holding company of Cboe Worldwide Holdings Limited.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Brian Schell

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Jill Griebenow (Vice President)
      • Chris Isaacson (Vice President)
      • Emily Mitchell (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**J.      Cboe FX Holdings, LLC**

1.      *Name*:  Cboe FX Holdings, LLC
        *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*: Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation:*  Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.      *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.      *Brief description of business or functions*:  Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### K.  Cboe FX Markets, LLC

1.  *Name*:  Cboe FX Markets, LLC
    *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.  *Form of organization*: Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.  *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.  *Brief description of business or functions*:  Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: No changes.

8.  *Copy of existing by-laws*:  No changes.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    *   None

    Current Officers
    *   Ed Tilly (President and Chief Executive Officer)
    *   Alexandra Albright (Chief Compliance Officer)
    *   John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
    *   James Enstrom (SVP, Chief Audit Executive)
    *   Todd Furney (Chief Risk Officer)
    *   Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
    *   Jill Griebenow (SVP & Chief Accounting Officer)
    *   Greg Hoogasian (SVP, Chief Regulatory Officer)
    *   Chris Isaacson (EVP)
    *   Andrew Lowenthal (EVP, International Expansion and Business Development)
    *   Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
    *   Brian Schell (EVP, CFO and Treasurer)
    *   J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
    *   Jonathan Weinberg (Vice President, Head of FX)
    *   Allen Wilkinson (VP and Controller)

- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**L.      Cboe FX Services, LLC**

1.      *Name*:  Cboe FX Services, LLC
        *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*: Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.      *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.      *Brief description of business or functions*:  Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:   No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Barry Calder (Head of Liquidity & Client Services)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Andrew Lowenthal (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.     Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

**M.  Cboe FX Europe Limited**

1. *Name*:  Cboe FX Europe Limited
   *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*:   Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*:  Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officers</u>
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**N.**     **Cboe FX Asia Pte. Limited**

1.     *Name*:  Cboe FX Asia Pte. Limited
       *Address*:  Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2.     *Form of organization*: Private Company Limited by Shares.

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Singapore under the Companies Act (Cap. 50) on February 23,
       2015.

4.     *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited  is
       wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the
       Exchange.

5.     *Brief description of business or functions*:  Cboe FX Asia Pte. Limited operates an
       institutional spot foreign exchange market.

6.     *Copy of constitution*: No changes.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Ng Lip Chih (Singapore Nominee)

       Current Officers
       • Ed Tilly (President)
       • Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
       • Tan Zhe Lei, Secretary (Allen & Gledhill)

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

**O.** **Cboe Europe Limited**

1. *Name*: Cboe Europe Limited
   *Address*: 5<sup>th</sup> Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Rebecca Fuller (INED), Chair
   - Ted Hood (INED)
   - Dave Howson (Executive Director)
   - Catherine Langlais
   - David Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)

- Nick Dutton (Chief Regulatory Officer)
- Angelo Evangelou (Chief Policy Officer)
- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Chief Legal Officer)
- Natan Tiefenbrun (Head of Equities)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**P.**      **Cboe Chi-X Europe Limited**

1.      *Name*:  Cboe Chi-X Europe Limited
        *Address*:  5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4.      *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5.      *Brief description of business or functions*:  Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm.  Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited.  As of November 2018 this company remains dormant.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  Not applicable.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Dave Howson
        • Nick Dutton
        • Karl Spielmann
        • Jon Weinberg

        Current Officers
        • Dave Howson (Chief Executive Officer)
        • Stephanie Renner (Chief Financial Officer)
        • Karl Spielmann (Secretary)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**Q.** **Cboe SEF, LLC**

1. *Name*: Cboe SEF, LLC
   *Address*: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Gary Compton (Vice President, Communications)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
   - Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
   - Emily Mitchell (Vice President, Tax)

- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Board of Managers
- Chris Isaacson (Chairman of the Board)
- Gilbert Bassett, Jr.
- Ananda K. Radhakrishnan
- Miguel A. Rivera
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**R.      Cboe Worldwide Holdings Limited**

1.      *Name*:  Cboe Worldwide Holdings Limited
        *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4.      *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5.      *Brief description of business or functions*:  Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  Not applicable.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Dave Howson

        Current Officers
        • Karl Spielmann (Secretary)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**S.** **Cboe Global Markets, Inc.**

1.  *Name*: Cboe Global Markets, Inc.
    *Address*: 433 W. Van Buren St., Chicago, Illinois 60607

2.  *Form of organization*: Corporation.

3.  *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
    15, 2006.

4.  *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is
    one of the world's largest exchange holding companies, offering cutting-edge
    trading and investment solutions to investors around the world.

5.  *Brief description of business or functions:* Holding company.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments:* No changes.

8.  *Copy of existing by-laws*: No changes.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - William Farrow
    - Edward Fitzpatrick
    - Ivan Fong
    - Janet Froetscher
    - Jill Goodman
    - Alexander Matturi
    - Jennifer McPeek
    - Roderick Palmore
    - James Parisi
    - Joe Ratterman
    - Jill Sommers
    - Eugene Sunshine
    - Fredric Tomczyk

    Current Officers
    - Ed Tilly (Chief Executive Officer)
    - Catherine Clay (EVP, Head of Data and Access Solutions)
    - John Deters (EVP, Chief Strategy Officer)
    - Jill Griebenow (SVP & Chief Accounting Officer)

- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
- 
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**T.**	**Cboe Futures Exchange, LLC**

1.	*Name*: Cboe Futures Exchange, LLC
	*Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.	*Form of organization*:  Limited Liability Company.

3.	*Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4.	*Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.	*Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6.	*Copy of constitution*:  Not applicable.

7.	*Copy of articles of incorporation or association and amendments*:  No changes.

8.	*Copy of existing by-laws*:  No changes.

9.	*Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

	Current Directors
	- Chris Isaacson (Chairman of the Board)
	- Gilbert Bassett, Jr.
	- Ananda K. Radhakrishnan
	- Miguel A. Rivera
	- Jill Sommers

	Current Officers
	- Ed Tilly (President and Chief Executive Officer)
	- Alexandra Albright (SVP and Chief Compliance Officer)
	- Kevin Carrai (Vice President, Market Data and Access Services)
	- Brittany Carter (VP, Financial Planning and Analysis)
	- Cole Chmielewski (Vice President, Operations)
	- Catherine Clay (EVP, Head of Data and Access Solutions))
	- Gary Compton (VP, Corporate Communications)
	- Arianne Criqui (SVP, Head of Options and Global Client Services)
	- John Deters (Executive Vice President, Chief Strategy Officer)
	- James Enstrom (Senior Vice President & Chief Audit Executive)
	- Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**U.** **Cboe Building Corporation**

1. *Name*: Cboe Building Corporation
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
   1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global
   Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

## V.     Cboe, LLC

1.      *Name*: Cboe, LLC
        *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.      *Form of organization*:  Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        August 22, 2001.

4.      *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* Cboe, LLC is a limited liability
        company member of OneChicago, LLC.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Brian Schell

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Catherine Clay (Vice President)
        - Jill Griebenow (Vice President)
        - Chris Isaacson (Vice President)
        - Emily Mitchell (Vice President)
        - Brian Schell (Treasurer)
        - J. Patrick Sexton (Secretary)
        - Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**W.** **Cboe III, LLC**

1. *Name*: Cboe III, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## X.    Cboe Bats, LLC

1.    *Name*: Cboe Bats, LLC
      *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions*: Holding company.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell
      - Chris Isaacson

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Carmen Brannan (VP, Government Relations)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Cole Chmielewski (VP, Operations)
      - Bo Chung (SVP, Global Sales and Index Licensing)
      - Catherine Clay (EVP, Head of Data and Access Solutions)
      - Gary Compton (VP, Corporate Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (Vice President, Software Engineering)
      - Arianne Criqui (SVP, Head of Options and Business Development)
      - Gina DeRaimo (VP, Cboe Derivatives Institute)
      - John Deters (EVP, Chief Strategy Officer)
      - Laura Dickman (VP, Associate General Counsel)
      - James Enstrom (SVP, Chief Audit Executive)
      - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**Y.**     **Cboe Livevol, LLC**

1.     *Name*: Cboe Livevol, LLC
       *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.     *Form of organization*:  Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       May 29, 2015.

4.     *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* Cboe Livevol, LLC provides equity
       and index options technology for professional and retail traders, which includes
       options strategy backtesting, trade analysis and volatility modeling technologies
       and historical data.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Andrew Lowenthal
       • John Deters
       • Catherine Clay

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Chief Compliance Officer)
       • Catherine Clay (Vice President)
       • Brent Coonrod (Vice President)
       • John Deters (Vice President)
       • James Enstrom (Chief Audit Executive)
       • Todd Furney (Chief Risk Officer)
       • Jennifer Golding (Vice President)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Andrew Lowenthal (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)


10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**Z.**   **Cboe UK Limited**

1.   *Name*: Cboe UK Limited
     *Address*: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.   *Form of organization*:  Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*:  England and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*:  No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Dave Howson

     Current Officers
     - Karl Spielmann (Secretary)

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### AA. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## BB.    Loan Markets, LLC

1.    *Name*: Loan Markets, LLC
      *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 11, 2015.

4.    *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Holding company for investment in
      American Financial Exchange, LLC.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • John Deters
      • Brian Schell

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • John Deters (Vice President)
      • Jill Griebenow (Vice President)
      • Chris Isaacson (Vice President)
      • Andrew Lowenthal (Vice President)
      • Emily Mitchell (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

CC. **Cboe Data Services, LLC**

1.  *Name*: Cboe Data Services, LLC
    *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.  *Form of organization*: Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    February 21, 2006.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* Cboe Data Services, LLC sells market
    data.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: No changes.

8.  *Copy of existing by-laws*: No changes.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   Ed Tilly
    *   Brian Schell

    Current Officers
    *   Ed Tilly (President and Chief Executive Officer)
    *   Alexandra Albright (Chief Compliance Officer)
    *   Kevin Carrai (Vice President)
    *   Catherine Clay (Vice President)
    *   James Enstrom (Chief Audit Executive)
    *   Todd Furney (Chief Risk Officer)
    *   Jennifer Golding (Vice President)
    *   Jill Griebenow (Vice President)
    *   Chris Isaacson (Vice President)
    *   Andrew Lowenthal (Vice President)
    *   Emily Mitchell (Vice President)
    *   Brian Schell (Treasurer)
    *   J. Patrick Sexton (Secretary)
    *   Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**DD.** **Cboe Vest Group, Inc.**

1. *Name*: Cboe Vest Group, Inc.
   *Address*: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Catherine Clay

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

## EE.    **Cboe Hong Kong Limited**

1.    *Name*: Cboe Hong Kong Limited
      *Address*: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2.    *Form of organization*: Private Company Limited by Shares.

3.    *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.    *Brief description of nature and extent of affiliation*:  Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.    *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Andy Lowenthal

      Current Officers
      - Consec Services Limited (Company Secretary)
      - Arianne Criqui (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**FF.** **Cboe Silexx, LLC**

1.  *Name*: Cboe Silexx, LLC
    *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.  *Form of organization*: Limited Liability Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    October 16, 2017.

4.  *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
    order execution management system business.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - John Deters
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Chief Compliance Officer)
    - Catherine Clay (Vice President)
    - Brent Coonrod (Vice President)
    - John Deters (Vice President)
    - James Enstrom (Chief Audit Executive)
    - Todd Furney (Chief Risk Officer)
    - Jennifer Golding (Vice President)
    - Jill Griebenow (Vice President)
    - Michael Hollingsworth (Vice President)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)


10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**GG.**   **Digital Asset Benchmark Administration, LLC**

1.    *Name*: Digital Asset Benchmark Administration, LLC
       *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*: Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       October 17, 2017.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Digital Asset Benchmark
       Administration, LLC licenses Gemini-related data.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - John Deters
       - Brian Schell

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Alexandra Albright (Chief Compliance Officer)
       - Catherine Clay (Vice President)
       - John Deters (Vice President)
       - James Enstrom (Chief Audit Executive)
       - Todd Furney (Chief Risk Officer)
       - Jennifer Golding (Vice President))
       - Jill Griebenow (Vice President)
       - Chris Isaacson (Vice President)
       - Emily Mitchell (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)
       - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**HH.**    **CBOE Europe B.V.**

1.    *Name*: CBOE Europe B.V.
       *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.    *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3.    *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited.  Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.    *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Ade Cordell
       • Ruben Hilhorst
       • Dave Howson
       • Jenny Trahant


       Current Officers
       • Ade Cordell (President B.V.)
       • Ruben Hilhorst (Head of Compliance)
       • Jenny Trahant (Director, Trade Desk)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**II.    Cboe Off-Exchange Services, LLC**

1.  *Name*: Cboe Off-Exchange Services, LLC
    *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.  *Form of organization*: Limited Liability Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    January 31, 2019.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which limited liability companies
    may be organized under the Act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - None

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - John Deters (Vice President)
    - Jill Griebenow (Vice President)
    - Chis Isaacson (Vice President)
    - Andrew Lowenthal (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)
    - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**JJ.**  **<u>Cboe Global Indices, LLC</u>**

1.  *Name*: Cboe Global Indices, LLC
    *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.  *Form of organization*: Limited Liability Company

3.  *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    - Ed Tilly
    - Brian Schell
    - Catherine Clay

    <u>Current Officers</u>
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Vice President and Chief Compliance Officer)
    - Chris Bialka (Vice President and Global head of CGI)
    - Kevin Carrai (Vice President)
    - Bo Chung (Vice President)
    - Catherine Clay (Vice President)
    - James Enstrom (Vice President and Chief Audit Executive)
    - Todd Furney (Vice President and Chief Risk Officer)
    - Jennifer Golding (Vice President and Chief Litigation Officer)
    - Jill Griebenow (Vice President)
    - Rob Hocking (Vice President)
    - Michael Hollingsworth (Vice President)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**KK.** **Cboe Switzerland GmbH**

1. *Name*: Cboe Switzerland GmbH
   *Address*: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL.     **Hanweck Associates, LLC**

1.      *Name*: Hanweck Associates, LLC
        *Address*: 30 Broad Street, Floor 42, New York, NY 10004

2.      *Form of organization*: Limited Liability Company

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated under provisions of the New York State Limited Liability Company
        Law on November 25, 2003.

4.      *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
        acquired by Cboe Global Markets, Inc. on February 3, 2020.

5.      *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which limited liability companies
        may be organized under the Act. Hanweck Associates, LLC provides real-time
        risk and margin analytics on global derivatives markets.

6.      *Copy of constitution*:  No changes.

7.      *Copy of articles of incorporation or association and amendments*:  Not
        applicable.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Chris Isaacson
        • Brian Schell

        Current Officers
        • Ed Tilly (President and CEO)
        • Alexandra Albright (Vice President and Chief Compliance Officer)
        • Catherin Clay (Vice President)
        • John Deters (Vice President)
        • Jim Enstrom (Vice President and Chief Audit Executive)
        • Todd Furney (Vice President and Chief Risk Officer)
        • Jennifer Golding (Vice President and Chief Litigation Officer)
        • Jill Griebenow (Vice President)
        • Gerald Hanweck (Vice President)
        • Rob Hocking (Vice President)
        • Chris Isaacson (Chief Operating Officer)
        • Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**MM.   Hanweck Associates Pte. Ltd.**

1.   *Name*: Hanweck Associates Pte. Ltd.
     *Address*: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4.   *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6.   *Copy of constitution*:  No changes.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Ng Lip Chih
     - Ed Tilly

     Current Officers
     - Ang Yee Koon Daphne (Secretary)
     - Tan Zhe Lei (Secretary)

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**NN.** **Cboe Europe Indices B.V.**

1. *Name*: Cboe Europe Indices B.V.
   *Address*: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson (Chairman)

   Current Officer
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## OO.     Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   *Address*: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC
   is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
   of Cboe Services Company.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
   intermediate holding company.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Ed Tilly (President and CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**PP.** **Cboe Clear Europe**

1. *Name*: Cboe Clear Europe
   *Address*: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Europe
   was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the
   Exchange.

5. *Brief description of business or functions:* The Cboe Clear Europe formed to
   provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Supervisory Board
   - John Deters
   - Dave Howson (Chairman)
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)

   Management Board
   - Arnoud Siegmann

   Current Officer
   - Arnoud Siegmann (Chief Risk Officer)
   - Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**QQ.    TriAct Canada Marketplace LP**

1.      *Name*: TriAct Canada Marketplace LP
        *Address*: 130 King Street West, Suite 1050
        Toronto, Ontario Canada

2.      *Form of organization*: Limited Partnership

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4.      *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
        LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
        Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5.      *Brief description of business or functions:* The TriAct Canada Marketplace LP
        serves as an the operational operator of the alternative trading system, MatchNow.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Bryan Christopher Blake (CEO)
        • Gregory Leonard Davies (CFO)
        • David Nolan (CCO)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**RR.**     **MATCHNow GP ULC**

1.     *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
       *Address:* 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2.     Form of organization: Unlimited Liability Company

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated under the British Columbia Business Corporations Act on November
       4, 2020

4.     *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a
       TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
       Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5.     *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM
       Corp.) helps support an operational alternative trading system. MATCHNOW GP
       ULC is the general partner of TriAct Canada Marketplace LP.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       •  Bryan Christopher Blake

       Current Officers
       •  Bryan Christopher Blake (CEO)
       •  Gregory Leonard Davies (CFO)
       •  David Nolan (CCO)

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

**SS.** **Cboe Netherlands Services Company B.V**

1.  *Name*: Cboe Netherlands Services Company B.V.
    *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.  *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4.  *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.  *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    *   Ruben Hilhorst
    *   Dave Howson

    Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**TT.**     **BIDS Holdings GP LLC**

1.     *Name*: BIDS Holdings GP LLC
       *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.     *Form of organization*: Limited Liability Company

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated and registered in the state of Delaware on June 14, 2006.

4.     *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a
       wholly-owned subsidiary of Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which limited liability companies
       may be organized under the Act.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Stephen Berte (President)

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

**UU.**     <u>**BIDS Holdings LP**</u>

1.     *Name*: BIDS Holdings LP
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.     *Form of organization*: Limited Partnership

3.     *Name of state, statute under which organized and date of incorporation*:
   Incorporated and registered in the state of Delaware on June 14, 2006.

4.     *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a
   wholly-owned subsidiary of Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited partnership may be
   organized under the Act.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*: No changes.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Stephen Berte (President)

10.     *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

## VV.    **BIDS Trading, LP**

1.      *Name*: BIDS Trading, LP
        *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.      *Form of organization*: Limited Partnership

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated and registered in the state of Delaware on June 14, 2006.

4.      *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a
        subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe
        Global Markets, Inc.

5.      *Brief description of business or functions:* The Company is organized to develop a
        securities trading platform and other products that will enhance the range of
        services available to the limited partners of the Limited Partner and their
        respective clients and enhance efficiencies for and reduce the costs of such
        services.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        - Stephen Berte (President)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

## WW.  BIDS Global Services, LLC

1.  *Name*: BIDS Global Services, LLC
    *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.  *Form of organization*: Limited Liability Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated and registered in the state of Delaware on September 20, 2016.

4.  *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    Current Officers
    - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## XX.    BIDS Trading Technologies, Ltd.

1.    *Name*: BIDS Trading Technologies, Ltd.
      *Address*: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2.    *Form of organization*: Private Company Limited by Shares

3.    *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4.    *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      •   Stephen Berte
      •   Jim Lee

      Current Officers
      •   Stephen Berte (President and Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## YY.    BIDS Trading Limited

1.      *Name*: BIDS Trading Limited
        *Address*: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2.      *Form of organization*: Private Company Limited by Shares

3.      *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4.      *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Simon Monson
        • Nicole Masse

        Current Officers
        • Jordan Trust Company (Company Secretary)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**ZZ.** **Cboe Data and Access Solutions China, LLC**

1. *Name*: Cboe Data and Access Solutions China, LLC
   *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was
   formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**AAA.** **Cboe Fixed Income Markets, LLC**

1. *Name*: Cboe Fixed Income Markets, LLC
   *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was
   formed as a subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - J. Patrick Sexton (Secretary)
   - Vivian You (Interim President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**BBB.** <u>**Chi-X Holdings Limited**</u>

1.    *Name*: Chi-X Holdings Limited
      *Address*: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2.    *Form of organization*: Limited Company

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
      Laws of Hong Kong) on February 17, 2016.

4.    *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was
      acquired by Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which private companies may be
      organized under the act.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No change.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      <u>Current Directors</u>
      - David Howson (Chair)
      - Christopher Andrew Isaacson
      - John Frederick Deters

      <u>Current Officers</u>

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**CCC.  <u>Cboe Asia Pacific Holdings Limited</u>**

1.  *Name*: Cboe Asia Pacific Holdings Limited
    *Address*: 5705, 57$^{th}$ Floor, The Center, 99 Queen's Road Central, Hong Kong

2.  *Form of organization*: Limited Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
    Laws of Hong Kong) on January 13, 2016.

4.  *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings
    Limited was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    - David Howson (Chair & CEO)
    - Christopher Andrew Isaacson
    - John Frederick Deters

    <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**DDD.  <u>Cboe Technology Hong Kong Limited</u>**

1.  *Name*: Cboe Technology Hong Kong Limited
    *Address*: 5705, 57<sup>th</sup> Floor, The Center, 99 Queen's Road Central, Hong Kong

2.  *Form of organization*: Limited Company

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4.  *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  See attached.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    - Dave Howson, Chair
    - Christopher Andrew Isaacson
    - John Frederick Deters

    <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**EEE.  <u>Cboe Australia Pty Ltd</u>**

1.      *Name*: Cboe Australia Pty Ltd
        *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.      *Form of organization*: Limited Company

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in New South Wales under the Corporations Act 2001on February 7,
        2008.

4.      *Brief description of nature and extent of affiliation*: Cboe Australia Pty Ltd was
        acquired by Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  See attached.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>
        • David Howson
        • Christopher Andrew Isaacson
        • John Frederick Deters
        • David Morgan (JCF)
        • David Trude (Independent)
        • Vic Jokovic (CXA CEO)
        • Michael Somes (Company Secretary)

        <u>Current Officers</u>
        • Michael Somes, Company Secretary

        <u>Current Chairs</u>
        • Ade Cordell

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**FFF.** **Middlebury Holdings Pty Ltd**

1.  *Name*: Middlebury holdings Pty Ltd
    *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.  *Form of organization*: Limited Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4.  *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd
    was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    * David Howson
    * Christopher Andrew Isaacson
    * John Frederick Deters
    * David Morgan (JCF)
    * David Trude (independent)
    * Vic Jokovic (CXA CEO)

    Current Officers
    * Michael Somes, Company Secretary

    Current Chairs

    * Ade Cordell

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**GGG.** <u>**Cboe Japan Limited**</u>

1. *Name*: Cboe Japan Limited
   *Address*: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - Thierry Porté (JCF)
   - Takatoshi Ito (Independent)
   - Amy Nashida (Independent)
   - Toru Irokawa (CXJ CEO / Representative Director)
   - Thomas Whitson (Statutory Auditor)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**HHH. Cboe Technology Philippines Inc.**

1.     *Name*: Cboe Technology Philippines Inc.
       *Address*: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2.     *Form of organization*: Corporation

3.     *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4.     *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*: See attached.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - Troy Yeazel
       - Timothy Lipscomb
       - Mario Domingo (President / CTO)
       - Maria Aldeguer (CAO)

       Current Officers
       - Elaine Reyes-Rodolfo, Company Secretary
       - Francis Nacpil, Treasurer

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## III.   Cboe Digital Exchange, LLC

1.   *Name*: Cboe Digital Exchange, LLC
     *Address*: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Digital Exchange, LLC. is wholly-owned by Cboe Services Company which is also the Exchange's 100% owner.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     • Ed Tilly
     • Chris Isaacson

     Current Officers
     • Ed Tilly (President and Chief Executive Officer)
     • Chris Isaacson (Vice President)

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**JJJ.**   **Cboe Digital Intermediate Holdings, LLC**

1.      *Name*: Cboe Digital Intermediate Holdings, LLC
        *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.      *Form of organization*: Limited Liability Corporation

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on November 29, 2017.

4.      *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate
        Holdings, LLC was acquired by Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  See attached.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - John Palmer
        - Cristobal Conde
        - Chris Isaacson
        - Ananda Radhakrishnan
        - Margaret Wiermanski
        - Steven Winter

        Sole Member
        - Cboe Digital Exchange, LLC

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**KKK. <u>Cboe Clear Digital, LLC</u>**

1. *Name*: Cboe Clear Digital, LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - John Palmer
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   <u>Manager</u>
   - Cboe Digital Exchange, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**LLL.  <u>Cboe Clear Digital Holdings, LLC</u>**

1.  *Name*: Cboe Clear Digital Holdings, LLC
    *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.  *Form of organization*: Limited Liability Corporation

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on October 16, 2017.

4.  *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings,
    LLC was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  See attached.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>

    <u>Manager</u>

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**MMM.**   **Aequitas Innovations Inc.**

1.   *Name*: Aequitas Innovations Inc.
     *Address*: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Canada under section 178 of the Canada Business Corporation
     Act on May 30, 2013.

4.   *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was
     acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
     purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • Perry Dellelce
     • Lori-Ann Beausoleil
     • John Deters
     • Adam Inzirillo
     • Greg Mills
     • Joseph Schmitt
     • Ian Telfer

     Officers
     • Joseph Schmitt (President and CEO)
     • Perry Dellelce (ChairPerson)
     • Dave Howson (Chairman of the Board)
     • Terry Mack (Chief Financial Officer)
     • Erik Sloane (Chief Revenue Officer)
     • Joacim Wiklander (Chief Operating Officer)

10.  *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

**NNN.  Aequitas EVO Connect Inc.**

1.  *Name*: Aequitas EVO Connect Inc.
    *Address*: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2.  *Form of organization*: Corporation

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4.  *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Dave Howson
    - Joseph Schmitt

    Officers
    - Joseph Schmitt (Chief Executive Officer)
    - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## OOO.  <u>Neo Exchange Inc.</u>

1. *Name*: Neo Exchange Inc.
   *Address*: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Adam Inzirillo
   - Maureen Jensen
   - Joseph Schmitt
   - Ian Telfer

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Dave Howson (Chairman of the Board)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**PPP.**   <u>**Neo Connect Inc.**</u>

1.   *Name*: Neo Connect Inc.
     *Address*: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Canada under section 178 of the Canada Business Corporation
     Act on January 17, 2014.

4.   *Brief description of nature and extent of affiliation*: Neo Connect Inc. was
     acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
     purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     <u>Current Directors</u>
     • Dave Howson
     • Joseph Schmitt

     <u>Officers</u>
     • Joseph Schmitt (President and CEO)
     • Terry Mack (Chief Financial Officer)
     • Erik Sloane (Chief Revenue Officer)
     • Joacim Wiklander (Chief Operating Officer)

10.  *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

## QQQ. <u>Cboe Ascent Holdings LLC</u>

1.    *Name*: Cboe Ascent Holdings LLC
      *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2.    *Form of organization*: Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on October 13, 2021.

4.    *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC
      is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity under the act.EU benchmark
      regulation.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No change.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      <u>Current Directors</u>

      <u>Officers</u>
      - Ed Tilly (President and CEO)
      - John Deters (VP)
      - Chris Isaacson (EVP and COO)
      - Brian Schell (Treasurer)
      - Patrick J. Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**RRR.  Hanweck Associates Limited**

1.      *Name*: Hanweck Associates Limited
        *Address*: 42-46 Fountain Street
        Belfast, Northern Ireland, United Kingdom BT1 5EF

2.      *Form of organization*: Private Company Limited by Shares

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated under the Companies Act of 2006 on May 20, 2015.

4.      *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
        is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
        of Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  Not
        applicable.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*: None

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: As of December 21, 2021, the entity was
        dissolved.

# Form 1, Exhibit C Index of Attachments

- A       Cboe Services Company
- B       Direct Edge LLC
- C       Cboe BZX Exchange, Inc.
- D       Cboe BYX Exchange, Inc.
- E       Cboe EDGA Exchange, Inc.
- F       Cboe EDGX Exchange, Inc.
- G       Cboe C2 Exchange, Inc.
- H       Cboe Trading, Inc.
- I       Omicron Acquisition Corp.
- J       Cboe FX Holdings, LLC
- K       Cboe FX Markets, LLC
- L       Cboe FX Services, LLC
- M       Cboe FX Europe Limited
- N       Cboe FX Asia Pte. Limited
- O       Cboe Europe Limited
- P       Cboe Chi-X Europe Limited
- Q       Cboe SEF, LLC
- R       Cboe Worldwide Holdings Limited
- S       Cboe Global Markets, Inc.
- T       Cboe Futures Exchange, LLC
- U       Cboe Building Corporation
- V       Cboe, LLC
- W       Cboe III, LLC
- X       Cboe Bats, LLC
- Y       Cboe Livevol, LLC
- Z       Cboe UK Limited

- AA    Cboe Vest, LLC
- BB    Loan Markets, LLC
- CC    Cboe Data Services, LLC
- DD    Cboe Vest Group Inc.
- EE    Cboe Hong Kong Limited
- FF    Cboe Silexx, LLC
- GG    Digital Asset Benchmark Administration, LLC
- HH    CBOE Europe B.V.
- II    Cboe Off-Exchange Services, LLC
- JJ    Cboe Global Indices, LLC
- KK    Cboe Switzerland GmbH
- LL    Hanweck Associates, LLC
- MM    Hanweck Associates Pte. Ltd.
- NN    Cboe Europe Indices B.B.
- OO    Cboe Canada Holdings, ULC
- PP    Cboe Clear Europe (see attached)
- QQ    TriAct Canada Marketplace LP
- RR    MATCHNow GP ULC (f/k/a TCM Corp.)
- SS    Cboe Netherlands Services Company B.V.
- TT    BIDS Holdings GP LLC
- UU    BIDS Holdings LP
- VV    BIDS Trading, LP
- WW    BIDS Global Services, LLC
- XX    BIDS Trading Technologies, Ltd.
- YY    BIDS Trading Limited
- ZZ    Cboe Data and Access Solutions China, LLC
- AAA    Cboe Fixed Income Markets, LLC
- BBB    Chi-X Holdings Limited

- CCC    Chi-X Asia Pacific Holdings Limited

- DDD    Chi-X Global Technology (Hong Kong) Limited

- EEE    Chi-X Australia Pty Ltd

- FFF    Middlebury Holdings Pty Ltd

- GGG    Chi-X Japan Limited

- HHH    Chi-X Japan Services Limited

- III    Chi-X Global Technology (Philippines) Inc.

- JJJ    Cboe Digital Holdings, Inc.

- KKK    Eris Exchange, LLC

- LLL    Eris Exchange Holdings, LLC

- MMM  Eris Digital Holdings, LLC

- NNN    Eris Clearing, LLC

- OOO    Eris Clearing Holdings, LLC

- PPP    Aequitas Innovations Inc.

- QQQ    Aequitas EVO Connect Inc.

- RRR    Neo Exchange Inc.

- SSS    Neo Connect Inc.

**PP      Cboe Clear Europe**



# Business Register extract

# Netherlands Chamber of Commerce

**CCI number** 34268194

The company / organisation does not want its address details to be used for unsolicited postal advertising or visits from sales representatives.

**Legal entity**

| | |
|---|---|
| RSIN | 817669917 |
| Legal form | Naamloze Vennootschap (comparable with Public Limited Liability Company) |
| Name given in the articles | Cboe Clear Europe N.V. |
| Corporate seat | Amsterdam |
| First entry in Business Register | 28-02-2007 |
| Date of deed of incorporation | 28-02-2007 |
| Date of deed of last amendment to the Articles of Association | 14-11-2022 |
| Authorised capital | EUR 15.000.000,00 |
| Issued capital | EUR 7.500.000,00 |
| Paid-up capital | EUR 7.500.000,00 |
| Filing of the annual accounts | The annual accounts for the financial year 2021 were filed on 12-05-2022. |

**Company**

| | |
|---|---|
| Trade name | Cboe Clear Europe N.V. |
| Company start date | 28-02-2007 |
| Activities | SBI-code: 66193 - Mortgage, credit and currency brokers, bank and savings bank agencies etc. |
| Employees | 40 |

**Establishment**

| | |
|---|---|
| Establishment number | 000015383806 |
| Trade name | Cboe Clear Europe N.V. |
| Visiting address | Strawinskylaan 1847, Tower I, Level 3, 1077XX Amsterdam |
| Telephone numbers | +31205703300 |
| | +31205703345 |
| Fax number | +31205703301 |
| Email address | info@euroccp.com |
| Date of incorporation | 28-02-2007 |
| Activities | SBI-code: 66193 - Mortgage, credit and currency brokers, bank and savings bank agencies etc. |
| | For further information on activities, see Dutch extract. |



# Business Register extract

# Netherlands Chamber of Commerce

**CCI number** 34268194

| Employees | 40 |
|---|---|

**Sole shareholder**

| | |
|---|---|
| Name | CBOE Worldwide Holdings Limited |
| Visiting address | 11 Monument Street, EC3R 8AF, Londen, United Kingdom |
| Registered in | Companies Registration Office (England and Wales) Cardiff, United Kingdom under number 10471829 |
| Sole shareholder since | 01-07-2020 (registration date: 02-07-2020) |

**Board members**

| | |
|---|---|
| Name | Siegmann, Arnoud Cornelis |
| Date of birth | 11-01-1973 |
| Date of entry into office | 20-10-2016 (registration date: 21-12-2016) |
| Title | Director |
| Powers | Jointly authorised (with other board member(s), see articles) |

| | |
|---|---|
| Name | Hughes, Edward William Harcourt |
| Date of birth | 06-02-1971 |
| Date of entry into office | 23-03-2021 (registration date: 31-03-2021) |
| Title | Director |
| Powers | Jointly authorised (with other board member(s), see articles) |

**Members of the Supervisory Board**

| | |
|---|---|
| Name | Bezemer, Peter Adrianus |
| Date of birth | 18-11-1950 |
| Date of entry into office | 01-06-2008 |

| | |
|---|---|
| Name | Bouchet, Clotilde Marie-Louse Reine |
| Date of birth | 27-01-1966 |
| Date of entry into office | 21-03-2018 (registration date: 08-05-2018) |

| | |
|---|---|
| Name | Renner, Stephanie Anne |
| Date of birth | 16-07-1969 |
| Date of entry into office | 01-07-2020 (registration date: 02-07-2020) |

| | |
|---|---|
| Name | Lipscomb, Timothy Alston Mark |
| Date of birth | 04-10-1974 |
| Date of entry into office | 06-05-2022 (registration date: 01-06-2022) |



# Business Register extract

# Netherlands Chamber of Commerce

---

**CCI number** 34268194

---

---

| | |
|---|---|
| Name | Tiefenbrun, Natan Elazar |
| Date of birth | 09-07-1970 |
| Date of entry into office | 06-05-2022 (registration date: 01-06-2022) |

---

**Authorised representatives**

| | |
|---|---|
| Name | Treuren, Jan |
| Date of birth | 21-06-1972 |
| Date of entry into office | 01-12-2012 (registration date: 28-01-2013) |
| Title | Procuratiehouder B |
| Contents of power of attorney | There are other restrictions. See Dutch extract. |

| | |
|---|---|
| Name | Arrowsmith, Bradley Robert |
| Date of birth | 23-02-1972 |
| Date of entry into office | 01-06-2014 (registration date: 25-08-2014) |
| Title | Procuratiehouder B |
| Contents of power of attorney | Full power of attorney |

| | |
|---|---|
| Name | van den Ende, Raymond |
| Date of birth | 15-09-1971 |
| Date of entry into office | 01-03-2019 (registration date: 17-05-2019) |
| Title | Procuratiehouder B |
| Contents of power of attorney | There are other restrictions. See Dutch extract. |

| | |
|---|---|
| Name | Hogenhout, Dirk Paulus Franciscus |
| Date of birth | 12-08-1969 |
| Date of entry into office | 30-04-2019 (registration date: 17-05-2019) |
| Title | Procuratiehouder B |
| Contents of power of attorney | Limited power of attorney. Consult file for restrictions. |

| | |
|---|---|
| Name | Keetelaar, Hanneke |
| Date of birth | 13-07-1977 |
| Date of entry into office | 01-05-2019 (registration date: 16-05-2019) |
| Title | Procuratiehouder B |
| Contents of power of attorney | There are other restrictions. See Dutch extract. |



# Business Register extract

# Netherlands Chamber of Commerce

---

**CCI number** 34268194

---

| | |
|---|---|
| Name | Beckwith, Timothy Peter |
| Date of birth | 06-02-1980 |
| Date of entry into office | 01-07-2019 (registration date: 27-08-2019) |
| Title | Procuratiehouder B |
| Contents of power of attorney | Limited power of attorney. Consult file for restrictions. |

| | |
|---|---|
| Name | Otten, Dirk Joris |
| Date of birth | 12-12-1980 |
| Date of entry into office | 16-01-2020 (registration date: 04-02-2020) |
| Title | Gevolmachtigde B |
| Contents of power of attorney | There are other restrictions. See Dutch extract. |

| | |
|---|---|
| Name | Zonjee - Aloserij, Anneke |
| Date of birth | 01-03-1982 |
| Date of entry into office | 01-09-2020 (registration date: 28-09-2020) |
| Contents of power of attorney | Limited power of attorney. Consult file for restrictions. |

| | |
|---|---|
| Name | Tran, Jonathan |
| Date of birth | 20-04-1975 |
| Date of entry into office | 11-05-2021 (registration date: 27-05-2021) |
| Title | Procuratiehouder B |
| Contents of power of attorney | There are other restrictions. See Dutch extract. |

| | |
|---|---|
| Name | Cromsigt, Richard Christiaan Herman |
| Date of birth | 14-08-1972 |
| Date of entry into office | 02-09-2021 (registration date: 19-10-2021) |
| Title | Procuratiehouder B |
| Contents of power of attorney | There are other restrictions. See Dutch extract. |

| | |
|---|---|
| Name | Lagerweij - Wijker, Deborah |
| Date of birth | 01-10-1979 |
| Date of entry into office | 02-09-2021 (registration date: 19-10-2021) |
| Title | Procuratiehouder B |



# Business Register extract
# Netherlands Chamber of Commerce

---

**CCI number** 34268194

---

| | |
|---|---|
| Contents of power of attorney | There are other restrictions. See Dutch extract. |
| | |
| Name | Lawrence, Aaron Joseph |
| Date of birth | 31-12-1988 |
| Date of entry into office | 02-09-2021 (registration date: 19-10-2021) |
| Contents of power of attorney | There are other restrictions. See Dutch extract. |

---

Extract was made on 14-11-2022 at 10.54 hours.



2022-11-14 10:54:43

## Exhibit M

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1.    Name,

2.    Date of election to membership or acceptance as a participant, subscriber or other user,

3.    Principal business address and telephone number,

4.    If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5.    Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).  A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time.  When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6.    The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| 78 North Investments ApS | 8/24/2020 | 8/24/2020 | 8/24/2020 | 8/24/2020 | NA | NA | Sponsored Participant | Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161 | 45 88707858 | Proprietary Trading |
| ABN AMRO Clearing Chicago LLC | 10/15/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 5/13/1985 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 400 Chicago, IL 60604 | 312-604-8000 | Clearing, Transact Business with the Public, Brokerage |
| ACS Execution Services, LLC | 1/15/2016 | 1/15/2016 | 1/15/2016 | 1/15/2016 | NA | NA | Member TPH | 12 Broad Street 2nd Floor Red Bank, NJ 07701 | 732-204-8999 | Proprietary Trading |
| Akuna Securities LLC | 9/15/2015 | NA | NA | 8/14/2017 | 2/2/2012 | 2/12/2015 | Member TPH | 333 S Wabash Avenue Suite 2600 Chicago, IL 60604 | 312-994-4640 | Market Maker, Proprietary Trading |
| Alpha Direct LLC | 8/20/2015 | 8/20/2015 | 8/20/2015 | 8/20/2015 | NA | NA | Sponsored Participant | 533 2nd Street Encinitas, CA 92024 | 858-947-8650 | Proprietary Trading |
| Alpha Trading, LP | 10/24/2017 | 10/24/2017 | 10/24/2017 | 10/24/2017 | NA | NA | Member TPH | 640 W California Avenue Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpha Trading, LP | 2/22/2019 | 2/22/2019 | 2/22/2019 | 2/22/2019 | NA | NA | Sponsored Participant | 640 W California Avenue Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpine Securities Corporation | 11/3/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 39 Exchange Place Salt Lake City, UT 84111 | 801-355-5588 | Agency |
| AMS Derivatives B.V. | 8/14/2019 | 9/10/2019 | 9/10/2019 | 8/14/2019 | NA | NA | Member TPH | Strawinskylann 3095 Amsterdam, 1077ZX Netherlands | 31-020-708-7000 | Proprietary Trading |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/6/2012 | 6/6/2012 | Member TPH | One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201 | 214-765-1055 | Clearing, Transact Business with the Public |
| Archipelago Securities LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 353 N Clark Street Suite 3200 Chicago, IL 60654 | 312-836-6700 | Limited Routing Facility of ICE affiliated Exchanges |
| Athena Capital Research, LLC | 7/1/2009 | 10/20/2010 | NA | NA | NA | NA | Sponsored Participant | 440 9th Avenue 11th Floor New York, NY 10001 | 212-931-9056 | Proprietary Trading |
| ATM Execution LLC dba Cowen Electronic | 3/15/2012 | 3/15/2012 | 3/21/2012 | 3/21/2012 | NA | NA | Member TPH | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1010 | Public Customer Business |
| Axos Financial LLC | 10/15/2009 | NA | NA | NA | NA | NA | Member TPH | 1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102 | 402-384-6100 | Clearing Services |
| Barclays Capital Inc. | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 9/22/2008 | 10/6/2010 | Member TPH | 745 7th Avenue New York, NY 10019 | 212-526-7000 | Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading |
| Bay Crest Partners, LLC | 10/15/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street 42nd Floor New York, NY 10005 | 212-480-1400 | Agency |
| BEC Capital, LLC | 7/27/2022 | 7/27/2022 | 7/27/2022 | 7/27/2022 | NA | NA | Sponsored Participant | 1811 Silverdale Road Wilmington, DE 19808 | 917-662-5577 | |
| BEC Capital, LLC | 11/1/2022 | 11/1/2022 | 11/1/2022 | 11/1/2022 | NA | NA | Sponsored Participant | 1811 Silverdale Road Wilmington, DE 19808 | 917-662-5577 | |
| Belvedere Trading LLC | 11/1/2011 | 3/1/2012 | 11/29/2011 | 10/16/2018 | 1/3/2005 | 4/4/2011 | Member TPH | 10 S Riverside Plaza Suite 2100 Chicago, IL 60606 | 312-893-3750 | Market Maker, Proprietary Trading |
| BGC Financial, LP | 8/17/2009 | NA | NA | NA | NA | NA | Member TPH | One Seaport Plaza 19th Floor New York, NY 10038 | 646-346-7000 | Agency |
| Black Edge Securities LLC | NA | NA | NA | NA | 10/16/2020 | NA | Member TPH | 811 W. Fulton Market Ste. 400 Chicago, IL 60607 | 608-213-4825 | Market Maker |
| Bluefin Capital Management, LLC | 8/3/2009 | 6/1/2015 | 9/27/2013 | 8/13/2013 | 4/27/2009 | NA | Member TPH | 3 Park Avenue 37th Floor New York, NY 10016 | 212-457-9150 | Market Maker, Proprietary Trading |
| BMO Capital Markets Corp. | 8/18/2008 | 11/15/2010 | 7/15/2014 | 7/15/2014 | 10/8/2013 | 11/15/2013 | Member TPH | 3 Times Square New York, NY 10036 | 212-885-4000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| BNP Paribas Securities Corp. | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | 1/5/2005 | 10/15/2010 | Member TPH | 787 7th Avenue New York, NY 10019 | 212-841-2000 | Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public |
| BNY Mellon Capital Markets, LLC | NA | NA | NA | 1/17/2017 | NA | NA | Member TPH | 101 Barclay Street New York, NY 10286 | 212-815-4972 | Market Maker |
| Boerboel Capital LLC | 11/17/2017 | 8/27/2019 | 8/27/2019 | 8/27/2019 | 2/1/2017 | NA | Member TPH | 300 N LaSalle Street Suite 2060 Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Capital LLC | 1/30/2019 | 1/30/2019 | 1/30/2019 | 1/30/2019 | NA | NA | Sponsored Participant | 300 N LaSalle Street Suite 2060 Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Trading LP | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104 | 44-203-621-0363 | Proprietary Trading |
| Boerboel Trading LP | 5/25/2021 | 5/25/2021 | 5/25/2021 | 5/25/2021 | NA | NA | Sponsored Participant | Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104 | 44-203-621-0363 | Proprietary Trading |
| BofA Securities, Inc. | 9/19/2018 | 9/19/2018 | 9/19/2018 | 9/19/2018 | 5/13/2019 | 5/13/2019 | Member TPH | One Bryant Park New York, NY 10036 | 201-671-5685 | Clearing Services, Firm Proprietary Trading, Public Customer Business |
| BOLT-X LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 1/2/2008 | NA | Member TPH | 350 N Orleans Street Suite 2N Chicago, IL 60654 | 312-244-5400 | Order Flow Provider, Transact Business with the Public, Brokerage |
| BTIG, LLC | 8/18/2008 | 11/15/2010 | 5/25/2010 | 5/27/2010 | 2/10/2022 | NA | Member TPH | 600 Montgomery Street 6th Floor San Francisco, CA 94111 | 415-248-2200 | Market Maker |
| C&C Trading LLC | 8/18/2008 | 10/11/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 71 Arch Street 1st Floor Greenwich, CT 06830 | 212-706-1227 | Proprietary Trading |
| Canaccord Genuity LLC | 10/1/2013 | 10/1/2013 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 535 Madison Avenue New York, NY 10022 | 212-389-8000 | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | 300 Madison Avenue 5th Floor New York, NY 10017 | 212-856-3877 | Proprietary Trading |
| Cantor Fitzgerald & Co. | 10/23/2008 | 2/13/2015 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 110 E 59th Street 4th Floor New York, NY 10022 | 212-938-5000 | Agency, Institutional Trading |
| Capital Institutional Services, Inc. | 8/18/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1700 Pacific Avenue Suite 1100 Dallas, TX 75201 | 214-720-0055 | Agency |
| Cardinal Capital Management, LLC | 1/24/2019 | NA | NA | NA | 10/1/2007 | NA | Member TPH | 141 W Jackson Boulevard Suite 2200A Chicago, IL 60604 | 312-477-8400 | Market Maker/Proprietary |
| Casey Securities LLC | NA | NA | NA | 11/11/2021 | 8/3/2020 | NA | Member TPH | One Montgomery Street 2nd Floor San Francisco, CA 94104 | 415-954-5590 | Electronic Execution, Transact Business with the Public |
| Cboe Trading, Inc. | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 7/26/2019 | 4/18/2018 | Member TPH | 8050 Marshall Drive Suite 120 Lenexa, KS 66214 | 913-815-7000 | Limited Routing Facility of Cboe affiliated Exchanges |
| CF Global Trading, LLC | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 60 E 42nd Street Suite 1455 New York, NY 10165 | 212-888-4711 | Market Maker |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Charles Schwab & Co., Inc. | NA | NA | NA | 4/3/2017 | NA | NA | Member TPH | 211 Main Street San Francisco, CA 94105 | 415-636-7000 | Clearing, Transact Business with the Public |
| Chimera Securities, LLC | 11/17/2017 | 11/27/2017 | 11/27/2017 | 11/17/2017 | NA | NA | Sponsored Participant | 27 Union Square West 4th Floor New York, NY 10003 | 646-597-6146 | Proprietary Trading |
| Chimera Securities, LLC | 11/1/2022 | NA | NA | 11/1/2022 | NA | NA | Sponsored Participant | 27 Union Square West 4th Floor New York, NY 10003 | 646-597-6146 | Proprietary Trading |
| CIBC World Markets Corp. | 8/18/2008 | 11/15/2010 | NA | NA | 2/14/1973 | NA | Member TPH | 425 Lexington Avenue New York, NY 10017 | 212-856-4000 | Clearing, Transact Business with the Public |
| Citadel Securities LLC | 10/23/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/17/2002 | 10/7/2010 | Member TPH | 131 S Dearborn Street 32nd Floor Chicago, IL 60603 | 312-395-2100 | Market Maker, Order Flow Provider, Brokerage |
| Citigroup Global Markets Inc. | 9/24/2008 | 12/15/2010 | 5/25/2010 | 5/27/2010 | 5/2/2011 | 6/3/2019 | Member TPH | 390-388 Greenwich Street New York, NY 10013 | 212-816-6000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Clarksons Securities, Inc. | NA | NA | 1/15/2015 | NA | NA | NA | Member TPH | 280 Park Avenue 21st Floor New York, NY 10017 | 212-317-7080 | Public Customer Business |
| Clear Street Markets, LLC | 7/16/2012 | 7/16/2012 | 8/20/2012 | 8/20/2012 | 6/6/2012 | 3/22/2019 | Member TPH | 55 Broadway Suite 2102 New York, NY 10006 | 646-738-4066 | Market Maker, Proprietary Trading |
| Clear Street, LLC | 3/18/2019 | 8/14/2019 | 8/14/2019 | 8/14/2019 | NA | NA | Member TPH | 55 Broadway Suite 2102 New York, NY 10006 | 646-738-4068 | Public Customer Business, Clearing, Proprietary Trading |
| Clearpool Execution Services, LLC | 5/15/2014 | 5/15/2014 | 6/16/2014 | 6/16/2014 | NA | NA | Member TPH | 17 State Street 38h Floor New York, NY 10004 | 212-531-8500 | Public Customer Business |
| CMT Fund XXV Limited | 7/2/2012 | 7/2/2012 | NA | NA | NA | NA | Sponsored Participant | 500 W Monroe Street Suite 2630 Chicago, IL 60661 | 312-320-7897 | Agency |
| CODA Markets, Inc. | 10/15/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 2624 Patriot Boulevard Glenview, IL 60026 | 224-521-2700 | ATS |
| Cognitive Capital, LLC | NA | NA | NA | NA | 5/13/2004 | NA | Member TPH | 141 W Jackson Boulevard Suite 1620 Chicago, IL 60604 | 312-431-0400 | Proprietary Trading |
| Comhar Capital Markets, LLC | 2/27/2017 | 12/13/2019 | 12/13/2019 | NA | NA | NA | Member TPH | 311 S Wacker Drive Suite 2280A Chicago, IL 60606 | 872-205-0190 | Proprietary Trading |
| Consolidated Trading, LLC | NA | NA | NA | NA | 1/2/2002 | NA | Member TPH | 71 S Wacker Drive Suite 2300 Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Cowen and Company, LLC | 8/18/2008 | 10/7/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 599 Lexington Avenue 20th Floor New York, NY 10022 | 646-562-1010 | Market Maker |
| Credit Suisse Securities (USA) LLC | 9/3/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 8/14/1981 | 10/8/2010 | Member TPH | 11 Madison Avenue New York, NY 10010 | 212-325-2000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Critical Trading, LLC | 7/1/2014 | NA | NA | NA | NA | NA | Member TPH | 120 W 45th Street 15th Floor New York, NY 10036 | 646-918-0529 | Market Maker, Proprietary Trading |
| CTC, LLC | 3/15/2018 | NA | NA | NA | 3/25/1998 | 3/3/2011 | Member TPH | 440 S LaSalle Street 4th Floor Chicago, IL 60605 | 312-863-8000 | Market Maker |
| Cutler Group LLC | 4/1/2010 | 10/6/2010 | NA | 10/16/2015 | 4/5/1999 | NA | Member TPH | 101 Montgomery Street Suite 700 San Francisco, CA 94104 | 415-293-3956 | Market Maker, Proprietary Trading |
| Dash Financial Technologies LLC | 10/23/2008 | 7/2/2012 | 6/9/2010 | 6/9/2010 | 5/19/2000 | 9/30/2010 | Member TPH | 311 S Wacker Drive Suite 1000 Chicago, IL 60606 | 312-986-2006 | Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage |
| Direct Alpha LLC | 10/31/2022 | 10/31/2022 | 10/31/2022 | 10/31/2022 | NA | NA | Sponsored Participant | 533 2nd Street Encinitas, CA 92024 | 858-947-8650 | Proprietary Trading |
| DriveWealth Institutional LLC | 3/30/2022 | 3/30/2022 | 3/30/2022 | 3/30/2022 | NA | NA | Member TPH | 15 Exchange Place Suite 1110 Jersey City, NJ 11694 | 201-207-1200 | Principal Facilitation/Clearing Services |
| DRW Commodities LLC | 8/6/2020 | 8/6/2020 | 8/6/2020 | 8/6/2020 | NA | NA | Sponsored Participant | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1000 | Proprietary Trading |
| DRW Europe B.V. | 12/14/2020 | 12/14/2020 | 12/14/2020 | 12/14/2020 | NA | NA | Sponsored Participant | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 44-207-031-1369 | Proprietary Trading |
| DRW Execution Services, LLC | 11/19/2019 | 11/19/2019 | 11/19/2019 | 11/19/2019 | NA | NA | Member TPH | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1090 | Proprietary Trading |
| DRW Global Markets Ltd. | 2/22/2019 | 2/22/2019 | 4/8/2019 | 4/8/2019 | NA | NA | Sponsored Participant | 540 W. Madison Suite 2500 Chicago, IL 60661 | 312-542-1193 | Proprietary Trading |
| DRW Global Markets Ltd. | 12/2/2019 | 12/2/2019 | 12/2/2019 | 12/2/2019 | NA | NA | Sponsored Participant | 540 W. Madison Suite 2500 Chicago, IL 60661 | 312-542-1193 | Proprietary Trading |
| DRW Investments, LLC | 2/18/2021 | NA | NA | NA | NA | NA | Sponsored Participant | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1223 | Proprietary Trading |
| DRW Securities, LLC | 9/1/2009 | 11/1/2010 | 5/25/2010 | 5/27/2010 | 11/23/1998 | 1/22/2016 | Member TPH | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1000 | Market Maker, Proprietary Trading |
| DRW Singapore Ltd. | 10/4/2021 | NA | NA | 10/4/2021 | NA | NA | Sponsored Participant | 8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960 | 312-542-1005 | Proprietary Trading |
| DRW Singapore Ltd. | 11/19/2018 | NA | NA | 11/19/2018 | NA | NA | Sponsored Participant | 8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960 | 312-542-1005 | Proprietary Trading |
| DV Equities, LLC | NA | NA | NA | NA | 8/30/2021 | NA | Member TPH | 216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606 | 312-837-0649 | Market Maker, Proprietary Trading |
| Dynamic Technology Lab Pte. Ltd. | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 07-00, 178 Clemenceau Avenue Singapore 239926 | 656-610-4693 | Proprietary Trading |
| E D & F Man Capital Markets Inc. | NA | NA | NA | NA | 3/1/2019 | 6/7/2019 | Member TPH | 140 E. 45th Street 10th Floor New York, NY 10017 | 212-618-2800 | Clearing, Public Customer Business |
| E*TRADE Securities LLC | NA | NA | NA | 6/10/2010 | NA | NA | Member TPH | 11 Times Square 32nd Floor New York, NY 10036 | 646-521-4300 | Public Customer Business |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 660 S Figueroa Street Los Angeles, CA 90017 | 949-533-1885 | Market Maker |
| Electronic Transaction Clearing, Inc. | 5/7/2021 | 5/7/2021 | 5/7/2021 | 5/7/2021 | NA | NA | Sponsored Participant | 660 S Figueroa Street Los Angeles, CA 90017 | 949-533-1885 | Market Maker |
| Elequin Securities LLC | 12/28/2021 | NA | NA | NA | 12/27/2021 | NA | Member TPH | 1359 Broadway New York, NY 10018 | 646-475-6430 | Proprietary Trading |
| Evercore Group LLC | NA | NA | 5/10/2017 | NA | NA | NA | Member TPH | 55 E 52nd Street New York, NY 10055 | 212-857-3100 | Public Customer Business |
| FIS Brokerage & Securities Services LLC | 8/18/2008 | 10/1/2010 | 5/6/2010 | 5/6/2010 | NA | NA | Member TPH | 2100 Enterprise Avenue Geneva, IL 60134 | 630-482-7100 | Agency |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Flow Traders U.S. Institutional Trading LLC | NA | NA | 6/1/2016 | NA | NA | NA | Member TPH | 1114 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5000 | Riskless Principal |
| Flow Traders U.S. LLC | 10/1/2009 | 8/1/2012 | 2/28/2014 | 2/28/2014 | NA | NA | Member TPH | 1114 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5000 | Proprietary Trading |
| Flow Traders U.S. LLC | NA | NA | NA | 10/12/2022 | NA | NA | Sponsored Participant | 1114 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5000 | Proprietary Trading |
| G1 Execution Services, LLC | 8/18/2008 | 12/1/2010 | 4/17/2010 | 4/17/2010 | NA | NA | Member TPH | 175 W Jackson Boulevard Suite 1700 Chicago, IL 60604 | 312-362-0404 | Market Maker |
| Gelber Securities, LLC | NA | NA | NA | NA | 3/19/2021 | NA | Member TPH | 350 N. Orleans Suite 7N Chicago, IL 60654 | 312-408-6659 | Market Maker, Proprietary Trading |
| Geneva Stock, LLC | NA | NA | NA | NA | 4/6/2001 | NA | Member TPH | 440 S LaSalle Street Suite 1711 Chicago, IL 60605 | 312-362-4404 | Market Maker |
| Global Execution Brokers, LP | 2/1/2010 | 10/5/2010 | 12/1/2015 | 10/15/2015 | 12/23/2003 | 9/24/2010 | Member TPH | 401 City Avenue Bala Cynwyd, PA 19004 | 610-617-2600 | Floor Broker, Transact Business with the Public, Brokerage |
| Goldman Sachs & Co. LLC | 10/23/2008 | 10/12/2010 | 5/14/2010 | 5/14/2010 | 2/21/1973 | 10/8/2010 | Member TPH | 200 West Street New York, NY 10282 | 212-902-1000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Gordon, Haskett Capital Corporation | NA | NA | NA | 5/2/2016 | NA | NA | Member TPH | 441 Lexington Avenue 10th Floor New York, NY 10017 | 212-883-0600 | Agency, Institutional Trading |
| Great Point Capital LLC | 10/27/2020 | 10/27/2020 | 10/27/2020 | 10/27/2020 | NA | NA | Sponsored Participant | 200 W. Jackson Blvd. Suite 1000 Chicago, IL 60606 | 312-356-4401 | Proprietary Trading |
| Green Pier Fintech LLC | NA | NA | NA | 8/25/2022 | NA | NA | Member TPH | 245 Summer Street Boston, MA 02210 | 617-392-2773 | Public Customer Business |
| Group One Trading, LP | 6/2/2015 | NA | NA | 9/29/2015 | 11/23/1994 | 9/11/2020 | Member TPH | 425 S Financial Place Suite 3400 Chicago, IL 60605 | 312-347-8864 | Market Maker, Proprietary Trading |
| GTS Securities LLC | 12/17/2013 | 5/1/2012 | 6/2/2014 | 6/2/2014 | 11/29/2019 | 2/25/2020 | Member TPH | 545 Madison Avenue 15th Floor New York, NY 10022 | 212-715-2830 | Market Maker, Proprietary Trading |
| GTS Securities LLC | 10/25/2022 | 10/25/2022 | 10/25/2022 | 10/25/2022 | NA | NA | Sponsored Participant | 545 Madison Avenue 15th Floor New York, NY 10022 | 212-715-2830 | Market Maker, Proprietary Trading |
| Hainey Investments Limited | 6/16/2014 | NA | NA | NA | NA | NA | Sponsored Participant | Themistoki Dervi 41 #806-807 Nicosia, Cyprus | 704-248-8221 | Proprietary Trading |
| HAP Trading LLC | 10/1/2009 | 11/15/2010 | NA | 6/2/2010 | 3/16/2001 | NA | Member TPH | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Market Maker, Proprietary Trading |
| HAP Trading LLC | 1/8/2020 | 1/8/2020 | 1/8/2020 | 1/8/2020 | NA | NA | Sponsored Participant | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Proprietary Trading |
| Headlands Technologies LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 155 N. Wacker Drive, Suite 1900 Chicago, IL 60606 | 312-601-8649 | Proprietary Trading |
| Hehmeyer, LLC | 10/3/2016 | 10/3/2016 | 10/3/2016 | 10/3/2016 | NA | NA | Sponsored Participant | 601 S LaSalle Street 2nd Floor Chicago, IL 60605 | 312-327-4112 | Proprietary Trading |
| Henning-Carey Proprietary Trading, LLC | 8/15/2012 | NA | NA | NA | NA | NA | Sponsored Participant | 141 W Jackson Boulevard Suite 1801 Chicago, IL 60604 | 312-789-8764 | Proprietary Trading |
| Highbridge Capital Management, LLC | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 9 West 57th Street 27th Floor New York, NY 10019 | 212-287-4900 | Proprietary Trading |
| Hilltop Securities Inc. | 10/23/2008 | 9/1/2010 | NA | 5/21/2013 | 10/1/2010 | NA | Member TPH | 1201 Elm Street Suite 3500 Dallas, TX 75270 | 214-859-1800 | Clearing, Transact Business with the Public |
| HRT Financial LP | 2/1/2010 | 10/1/2010 | 5/18/2010 | 5/18/2010 | 1/24/2011 | 1/24/2011 | Member TPH | 3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007 | 212-293-1444 | Proprietary Trading |
| HSBC Securities (USA) Inc. | 4/3/2017 | 4/3/2017 | 4/3/2017 | 4/3/2017 | 11/21/2005 | NA | Member TPH | 452 Fifth Avenue New York, NY 10018 | 224-880-7116 | Clearing, Transact Business with the Public |
| IBKR Securities Services LLC | NA | NA | NA | NA | 12/27/1996 | 12/15/2010 | Member TPH | One Pickwick Plaza Suite 200 Greenwich, CT 06830 | 203-618-5800 | Clearing, Market Maker |
| IEX Services LLC | 10/1/2013 | 10/1/2013 | 9/24/2013 | 9/24/2013 | NA | NA | Member TPH | 4 World Trade Center 44th Floor New York, NY 10007 | 646-343-2000 | Limited Routing Facility of IEX affiliated Exchanges |
| IMC-Chicago LLC dba IMC Financial Markets | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 7/5/2000 | 9/24/2010 | Member TPH | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| IMC-Chicago LLC dba IMC Financial Markets | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| Industrial and Commercial Bank of China Financial Services LLC | 5/15/2014 | 5/15/2014 | NA | NA | NA | NA | Member TPH | 1633 Broadway 28th Floor New York, NY 10019 | 212-993-7300 | Clearing Services |
| Instinet LLC | 8/18/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 12/29/2009 | 10/6/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-310-9500 | Clearing, Transact Business with the Public, Brokerage |
| Interactive Brokers Corp. | NA | NA | NA | NA | 4/21/2009 | 10/6/2010 | Member TPH | 8 Greenwich Office Park Greenwich, CT 06831 | 203-618-5700 | Floor Broker, Brokerage |
| Interactive Brokers LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Pickwick Plaza 2nd Floor Greenwich, CT 06830 | 203-618-5710 | Full Service |
| J.P. Morgan Securities LLC | 8/18/2008 | 9/15/2010 | 5/14/2010 | 5/14/2010 | 10/29/1985 | 11/18/2010 | Member TPH | 383 Madison Avenue New York, NY 10179 | 212-272-2000 | Clearing, Transact Business with the Public |
| Jane Street Capital, LLC | 5/1/2009 | 11/15/2010 | 5/14/2010 | 5/14/2010 | 9/4/2012 | 1/2/2019 | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker, Proprietary Trading |
| Jane Street Execution Services LLC | 1/24/2019 | 1/24/2019 | 1/24/2019 | 1/24/2019 | NA | NA | Member TPH | 250 Vesey Street 6th Floor New York, NY 10281 | 646-759-6381 | Proprietary Trading |
| Jane Street Options, LLC | 4/15/2016 | NA | NA | 11/9/2018 | 5/2/2005 | 1/2/2019 | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker |
| Jefferies Investment Advisers | 7/1/2011 | 7/15/2011 | NA | NA | NA | NA | Sponsored Participant | 520 Madison Avenue New York, NY 10022 | 212-323-3993 | Full Service |
| Jefferies LLC | 10/23/2008 | 10/19/2010 | 5/25/2010 | 5/27/2010 | 7/9/2012 | 7/18/2012 | Member TPH | 520 Madison Avenue New York, NY 10022 | 212-284-2300 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| JNK Securities Corp. | 11/17/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 140 E 45th Street 27th Floor New York, NY 10017 | 212-885-6300 | Agency |
| Juliet Group, LLC | 3/1/2011 | 3/1/2011 | NA | NA | NA | NA | Sponsored Participant | 240 E 35th Street #3A New York, NY 10016 | 646-360-0595 | Proprietary Trading |
| Juliet Labs, LLC | 9/20/2017 | 9/20/2017 | 9/20/2017 | 9/20/2017 | NA | NA | Sponsored Participant | 1 Northside Piers Suite 14H Brooklyn, NY 11249 | 646-360-0595 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Jump Execution, LLC | 6/27/2022 | 6/27/2022 | 6/27/2022 | 6/27/2022 | NA | NA | Member TPH | 600 W Chicago Avenue Suite 600 Chicago, IL 60654 | 312-205-8327 | Market Maker, Proprietary Trading, Agency Execution |
| Jump Trading, LLC | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/2/2012 | NA | Member TPH | 600 W Chicago Avenue Suite 825 Chicago, IL 60654 | 312-205-8900 | Market Maker, Proprietary Trading |
| Keefe, Bruyette & Woods, Inc. | 8/18/2008 | 12/1/2010 | 6/8/2010 | 6/8/2010 | NA | NA | Member TPH | 787 7th Avenue New York, NY 10019 | 212-887-7777 | Agency |
| Lakeshore Securities, LP | NA | NA | NA | NA | 1/24/1983 | NA | Member TPH | 401 S LaSalle Street Suite 1000 Chicago, IL 60605 | 312-663-1307 | Clearing, Floor Broker, Market Maker, Transact Business with the Public |
| Lamberson Capital LLC | NA | NA | NA | NA | 3/23/2016 | NA | Member TPH | 71 S Wacker Drive Suite 2300 Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Lampost Capital LC | NA | NA | NA | 1/19/2021 | NA | NA | Member TPH | 1900 Glades Road Suite 205 Boca Raton, FL 33431 | 561-883-0454 | Wholesale Execution |
| Latour Trading LLC | 8/17/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 4/8/2011 | NA | Member TPH | 377 Broadway 10th Floor New York, NY 10013 | 917-388-8000 | Proprietary Trading |
| Lek Securities Corporation | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006 | 212-509-2300 | Clearing, Transact Business with the Public |
| Lightspeed Financial Services Group LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1001 Avenue of the Americas 16th Floor New York, NY 10018 | 212-824-5000 | Transact Business with the Public |
| Lime Trading Corp. | 8/18/2020 | 8/18/2020 | 8/18/2020 | 8/18/2020 | NA | NA | Member TPH | 1 Penn Plaza, 16th Floor New York, NY 10119 | 310-947-9044 | Public Customer Business |
| Macquarie Capital (USA) Inc. | 12/1/2009 | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 125 W 55th Street Level 22 New York, NY 10019 | 212-231-1000 | Agency |
| Marathon Trading Group LLC | 2/13/2015 | NA | NA | NA | 1/30/2013 | NA | Member TPH | 100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087 | 610-254-4890 | Market Maker, Proprietary Trading |
| Matrix Executions, LLC | 8/18/2008 | 11/15/2010 | NA | 11/12/2015 | 2/1/2008 | 10/26/2010 | Member TPH | 601 S LaSalle Street Suite 300 Chicago, IL 60605 | 312-334-8000 | Transact Business with the Public, Brokerage |
| Maven Global Markets Trading LLP | NA | NA | NA | NA | 7/18/2022 | NA | Member TPH | 353 N. Clark St., Suite 1750 Chicago, IL 60654 | 44 777 615 1645 | Market Maker |
| MBX Clearing LLC | NA | NA | NA | NA | 8/15/2022 | NA | Member TPH | 38955 Hills Tech Drive Farmington Hills, MI 48331 | 248-987-7427 | Proprietary Trading |
| MD Vanilla B.V. dba Maverick Derivatives | NA | NA | NA | NA | 9/1/2022 | NA | Member TPH | Strawinskylann 377 Amsterdam, 1077XX Netherlands | 31 20 238 4192 | Proprietary Trading |
| Merrill Lynch Professional Clearing Corp. | 8/18/2008 | 10/5/2010 | 5/14/2010 | 5/14/2010 | 4/8/1985 | 9/24/2010 | Member TPH | One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036 | 646-743-1295 | Clearing, Brokerage, Transact Business with the Public |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 8/18/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | 4/25/1973 | NA | Member TPH | One Bryant Park New York, NY 10036 | 800-637-7455 | Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading |
| Mirae Asset Securities (USA) Inc. | 10/12/2022 | NA | NA | NA | NA | NA | Member TPH | 810 7th Avenue New York, NY 10019 | 646-968-2035 | Market Maker, Public Customer Business, Clearing Services, Proprietary Trading |
| Mizuho Securities USA, LLC | 6/1/2010 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 320 Park Avenue 12th Floor New York, NY 10022 | 212-209-9300 | Agency |
| Morgan Stanley & Co. LLC | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 8/20/1980 | 9/24/2010 | Member TPH | 1585 Broadway New York, NY 10036 | 212-761-4000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Nasdaq Execution Services, LLC | 8/19/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza 165 Broadway New York, NY 10006 | 212-231-5100 | Limited Routing Facility of Nasdaq affiliated Exchanges |
| National Bank of Canada Financial Inc. | 2/18/2022 | 2/18/2022 | NA | NA | NA | NA | Member TPH | The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022 | 212-546-7663 | Proprietary Trading |
| National Financial Services LLC | 10/23/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | 10/8/1987 | 4/16/2012 | Member TPH | 200 Seaport Boulevard Boston, MA 02210 | 617-563-7000 | Clearing, Floor Broker, Transact Business with the Public |
| Needham & Company, LLC | 10/23/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 445 Park Avenue New York, NY 10022 | 212-371-8300 | Market Maker |
| Nomura Securities International, Inc. | 10/23/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 9/1/2009 | 11/16/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-667-9000 | Clearing, Transact Business with the Public, Proprietary Trading |
| Old Mission Capital, LLC | 4/16/2012 | 4/16/2012 | 4/25/2012 | 4/25/2012 | 9/27/2017 | NA | Member TPH | 314 W Superior Suite 200 Chicago, IL 60654 | 312-260-3031 | Market Maker |
| Old Mission Markets LLC | NA | NA | 12/13/2019 | NA | NA | NA | Member TPH | 314 W Superior Suite 200 Chicago, IL 60654 | 312-260-3044 | Public Customer Business |
| Oppenheimer & Co. Inc. | NA | NA | NA | NA | 5/17/1973 | NA | Member TPH | 85 Broad Street 22nd, 24th Floors New York, NY 10004 | 212-668-8000 | Clearing, Transact Business with the Public |
| Optiver US, LLC | 6/15/2009 | NA | NA | 5/30/2018 | 6/1/2005 | 9/24/2010 | Member TPH | 130 E Randolph Street 14th Floor Chicago, IL 60601 | 312-821-9500 | Market Maker |
| Oscar Gruss & Son Incorporated | 8/7/2017 | NA | NA | NA | NA | NA | Member TPH | 430 Park Avenue 6th Floor New York, NY 10022 | 212-419-4000 | Agency |
| PEAK6 Capital Management LLC | 8/1/2014 | NA | NA | 2/1/2016 | 12/2/1997 | NA | Member TPH | 141 W Jackson Boulevard Suite 500 Chicago, IL 60604 | 312-444-8000 | Proprietary Trading |
| Pershing LLC | 8/18/2008 | 9/15/2010 | 5/26/2010 | 5/27/2010 | 2/21/1973 | 9/28/2010 | Member TPH | One Pershing Plaza Jersey City, NJ 07399 | 201-413-2000 | Clearing, Transact Business with the Public |
| Phillip Capital Inc. | NA | NA | NA | 11/27/2017 | NA | NA | Member TPH | 141 W Jackson Boulevard Suite 3050 Chicago, IL 60604 | 312-356-9001 | Clearing Services |
| Pictet Overseas Inc. | 6/1/2015 | 6/1/2015 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5 | 514-288-8161 | Agency |
| Piper Sandler & Co. | 10/15/2008 | 11/15/2012 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 800 Nicollet Mall Minneapolis, MN 55402 | 612-303-6000 | Market Maker |
| Prime Capital Markets LLC | NA | NA | NA | NA | 4/15/2021 | NA | Member TPH | 111 W Jackson Boulevard Suite 1310 Chicago, IL 60604 | 312-986-7430 | Proprietary Trading |
| Puma Capital, LLC | NA | NA | 6/15/2016 | 6/15/2016 | NA | NA | Member TPH | 287 Bowman Avenue 3rd Floor Purchase, NY 10577 | 212-269-4100 | Market Maker, Proprietary Trading |
| Pundion LLC | 2/27/2017 | 2/27/2017 | 2/27/2017 | 2/27/2017 | NA | NA | Member TPH | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Pundion LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| QTrade Capital Partners LLC | 7/12/2022 | 7/12/2022 | 7/12/2022 | 7/12/2022 | NA | NA | Sponsored Participant | 240 North Avenue West, Suite 301 Westfield, NJ 07090 | 908-232-5692 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Quantbot Technologies LP | 3/27/2018 | 3/27/2018 | 3/27/2018 | 3/27/2018 | NA | NA | Sponsored Participant | 369 Lexington Avenue New York, NY 10017 | 212-622-6510 | Proprietary Trading |
| Quantlab Brokerage, LLC | 12/9/2019 | 12/9/2019 | 12/9/2019 | 12/9/2019 | NA | NA | Member TPH | 3 Greenway Plaza Suite 200 Houston, TX 77046 | 713-333-3704 | Public Customer Business |
| Qube Research & Technologies Limited | 7/8/2022 | 7/8/2022 | NA | NA | NA | NA | Sponsored Participant | 21 Palmer Street 7th Floor London SW1H 0AD | 44-20-7072-2960 | |
| Quiet Light Securities, LLC | NA | NA | NA | NA | 5/1/2001 | NA | Member TPH | 141 W Jackson Boulevard Suite 2020A Chicago, IL 60604 | 312-431-0573 | Market Maker, Proprietary Trading |
| Radix Trading LLC | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 353 N Clark Street Suite 3200 Chicago, IL 60654 | 773-377-8080 | Research Firm |
| RBC Capital Markets, LLC | 9/18/2008 | 10/14/2010 | 5/14/2010 | 5/14/2010 | 11/24/1993 | 10/19/2010 | Member TPH | 3 World Financial Center 200 Vesey Street New York, NY 10281 | 212-858-7000 | Clearing, Proprietary Trading, Transact Business with the Public |
| RFA Securities LLC | | | | | 9/1/2022 | | Member TPH | 2929 Walnut Street, 8th Floor Philadelphia, PA 19104 | 212-634-9365 | Floor Broker |
| Robert W. Baird & Co. Incorporated | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 777 E Wisconsin Avenue Milwaukee, WI 53202 | 414-765-3500 | Market Maker |
| Rosenblatt Securities Inc. | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 40 Wall Street 59th Floor New York, NY 10005 | 212-607-3100 | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 888 San Clemente Suite 400 Newport Beach, CA 92660 | 949-720-5700 | Market Maker |
| RQD* Clearing, LLC | 6/15/2011 | NA | NA | 10/1/2015 | 4/12/2005 | 9/24/2010 | Member TPH | 111 W Jackson Boulevard 20th Floor Chicago, IL 60604 | 312-692-5000 | Clearing, Brokerage |
| Safra Securities LLC | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 546 5th Avenue New York, NY 10036 | 212-704-5500 | Market Maker |
| SageTrader, LLC | 3/1/2016 | 6/5/2017 | 6/5/2017 | 6/1/2016 | NA | NA | Member TPH | 340 Pine Street Suite 501 San Francisco, CA 94104 | 415-293-3894 | Public Customer Business |
| SAL Equity Trading, GP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-3000 | Agency, Institutional Trading |
| Sanford C. Bernstein & Co, LLC | 9/10/2008 | 10/21/2010 | 5/26/2010 | 5/27/2010 | 8/13/2013 | NA | Member TPH | 1345 Avenue of the Americas New York, NY 10105 | 212-969-1000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Santander Investment Securities Inc. | 4/15/2009 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 45 E 53rd Street New York, NY 10022 | 212-350-3500 | Institutional Trading |
| Scientech Master Fund, Ltd. | 4/21/2021 | 4/21/2021 | 4/21/2021 | 4/21/2021 | NA | NA | Sponsored Participant | 101 Hudson Street Suite 2177 Jersey City, NJ 07302 | 201-253-5141 | Proprietary Trading |
| Scotia Capital (USA) Inc. | 3/2/2009 | 9/15/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 250 Vesey Street New York, NY 10281 | 212-225-6500 | Institutional Trading |
| Sea Otter Securities Group LLC | 10/9/2018 | 10/9/2018 | NA | 10/9/2018 | NA | NA | Sponsored Participant | 107 Grand Street 7th Floor New York, NY 10013 | 646-762-9972 | Proprietary Trading |
| SG Americas Securities, LLC | 9/17/2008 | 11/15/2011 | 5/14/2010 | 5/14/2010 | 4/23/2004 | 1/2/2015 | Member TPH | 245 Park Avenue New York, NY 10167 | 212-278-6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Simplex Trading, LLC | 3/16/2015 | NA | NA | 4/13/2017 | 8/12/2010 | 3/1/2017 | Member TPH | 230 S LaSalle Street Suite 4-100 Chicago, IL 60604 | 312-360-2440 | Market Maker, Proprietary Trading |
| Simplex Trading, LLC | 9/26/2022 | 7/12/2022 | 9/26/2022 | 9/26/2022 | NA | NA | Sponsored Participant | 230 S LaSalle Street Suite 4-100 Chicago, IL 60604 | 312-360-2440 | Market Maker, Proprietary Trading |
| SMBC Nikko Securities America, Inc. | 8/7/2017 | 8/7/2017 | 8/7/2017 | 8/7/2017 | NA | NA | Member TPH | 277 Park Avenue 5th Floor New York, NY 10172 | 212-224-5039 | Institutional Trading |
| SogoTrade, Inc. | NA | NA | NA | 6/19/2017 | NA | NA | Member TPH | 11 Broadway Suite 514 New York, NY 10004 | 646-885-6486 | Public Customer Business |
| SpeedTrader Inc. | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1717 Route 6 Suite 102 Carmel, NY 10512 | 800-874-3039 | Agency |
| Squarepoint Ops LLC | 6/12/2020 | 6/12/2020 | 6/12/2020 | 6/12/2020 | NA | NA | Sponsored Participant | 250 W 55th Street 32nd Floor New York, NY 10019 | 646-868-1508 | Proprietary Trading |
| SRT Securities LLC | NA | 5/18/2020 | NA | NA | 10/27/1995 | NA | Member TPH | 666 5th Avenue 14th Floor New York, NY 10103 | 212-841-4567 | Floor Broker, Transact Business with the Public, Brokerage |
| Stifel, Nicolaus & Company, Incorporated | 8/18/2008 | NA | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 501 N Broadway St. Louis, MO 63102 | 314-342-2000 | Agency |
| Sumo Capital, LLC | 7/15/2013 | NA | NA | 10/15/2015 | 3/3/2008 | NA | Member TPH | 440 S LaSalle Street Suite 2101 Chicago, IL 60605 | 312-324-0326 | Market Maker, Proprietary Trading |
| SumRidge Partners, LLC | NA | NA | NA | 12/27/2017 | NA | NA | Member TPH | 111 Town Square Place Suite 320 Jersey City, NJ 07310 | 201-898-2520 | Proprietary Trading |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 800-825-9550 | Agency, Institutional Trading |
| Susquehanna Investment Group | NA | NA | NA | NA | 5/1/1987 | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker |
| Susquehanna Securities, LLC | 10/15/2014 | 10/15/2014 | 10/15/2014 | 10/15/2014 | 4/4/1994 | 9/24/2010 | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker, Proprietary Trading |
| SVB Securities LLC | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1 Federal Street 37th Floor Boston, MA 02110 | 617-918-4900 | Agency |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 5/3/2011 | NA | 5/27/2010 | NA | NA | Member TPH | 200 S 108th Avenue Omaha, NE 68154 | 800-669-3900 | Public Customer Business, Clearing Services |
| Telsey Advisory Group, LLC | 1/24/2011 | 8/15/2014 | NA | NA | NA | NA | Member TPH | 555 5th Avenue 7th Floor New York, NY 10017 | 212-973-9700 | Public Customer Business |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 212-310-7076 | Proprietary Trading |
| Themis Trading LLC | 8/18/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 10 Town Square Suite 100 Chatham, NJ 07928 | 973-665-9600 | Agency |
| ThinkTrade, LLC | 2/1/2010 | 10/20/2010 | 1/9/2015 | 1/9/2015 | NA | NA | Sponsored Participant | 2210 Encinitas Boulevard Suite I Encinitas, CA 92024 | 760-452-2451 | Proprietary Trading |
| TJM Investments, LLC | NA | NA | NA | NA | 3/11/2013 | NA | Member TPH | 318 W Adams Street 9th Floor Chicago, IL 60606 | 312-432-5100 | Floor Broker, Transact Business with the Public |
| TOR Brokerage LLC | 8/23/2021 | 8/23/2021 | 8/23/2021 | 8/23/2021 | NA | NA | Member TPH | 9019 Old River Road North Bergen, NJ 07047 | 201-941-0002 | ATS |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Tradebot Systems, Inc. | 8/18/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116 | 816-285-6400 | Proprietary Trading |
| TradePro Securities Inc. | 2/19/2020 | 2/19/2020 | 2/19/2020 | 2/19/2020 | NA | NA | Member TPH | 2307 Douglas Road, Suite 301 Miami, FL 33145 | 631-804-0396 | Public Customer Business |
| TradeStation Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/25/2010 | NA | NA | Member TPH | 8050 SW 10th Street Suite 2000 Plantation, FL 33324 | 954-652-7900 | Market Maker |
| TradeZero America Inc. | NA | NA | NA | 9/14/2021 | NA | NA | Member TPH | 68 34th Street, #B513 Brooklyn, NY 11232 | 718-7409-4925 | Public Customer Business |
| TRC Helepolis, Ltd. | 12/11/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 377 Broadway 11th Floor New York, NY 10013 | 646-472-1792 | Proprietary Trading |
| TRC Markets LLC | 4/13/2017 | 4/13/2017 | 4/13/2017 | 4/13/2017 | 11/16/2022 | NA | Member TPH | 710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464 | 917-388-8644 | Agency; Electronic Execution, Transact Business with the Public |
| Tudor, Pickering, Holt & Co. Securities LLC | 8/18/2008 | 10/17/2011 | NA | NA | NA | NA | Member TPH | 1111 Bagby Suite 4900 Houston, TX 77002 | 713-333-7100 | Agency |
| Two Sigma Investments, LLC | 9/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Securities, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 646-292-6643 | Proprietary Trading |
| Two Sigma Securities, LLC | 10/1/2009 | 10/5/2010 | 5/27/2010 | 5/27/2010 | 9/15/2017 | 7/18/2018 | Member TPH | 100 Avenue of the Americas 19th Floor New York, NY 10013 | 212-625-5700 | Market Maker, Broker |
| UBS Financial Services Inc. | NA | NA | NA | NA | 12/11/1972 | NA | Member TPH | 1200 Harbor Boulevard Weehawken, NJ 07086 | 201-352-3000 | Clearing, Transact Business with the Public |
| UBS Securities LLC | 10/15/2008 | 10/1/2010 | 4/12/2010 | 4/12/2010 | 10/1/1998 | 10/8/2010 | Member TPH | 1285 Avenue of the Americas New York, NY 10019 | 203-719-3000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Ultraviolet Securities LLC | 6/17/2019 | 6/17/2019 | 6/17/2019 | 6/17/2019 | NA | NA | Sponsored Participant | 151 Bodman Place Suite 301 Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |
| Ultraviolet Securities LLC | 10/24/2019 | 10/24/2019 | 10/24/2019 | 10/24/2019 | NA | NA | Sponsored Participant | 151 Bodman Place Suite 301 Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |
| Vanaheim Securities, LLC | NA | NA | NA | NA | 6/1/2022 | NA | Member TPH | 425 S Financial Place Suite 3200 Chicago, IL 60605 | 312-379-0202 | Market Maker |
| Velocity Capital, LLC | NA | NA | NA | NA | 11/5/2021 | NA | Member TPH | 100 Wall Street Suite 502 New York, NY 10005 | 646-568-2855 | Clearing, Proprietary Trading |
| Velocity Clearing, LLC | 10/3/2011 | 12/27/2011 | 5/17/2011 | 5/17/2011 | 10/3/20222 | NA | Member TPH | 1301 Route 36, Suite 109 Hazlet, NJ 07730 | 929-489-8845 | Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public |
| Velox Clearing LLC | 9/5/2019 | 9/5/2019 | 9/5/2019 | 9/5/2019 | NA | NA | Member TPH | 2400 E. Katella Ave Suite 725 Anaheim, CA 92806 | 949-352-4694 | Clearing Services |
| Verition Fund Management LLC | 10/21/2019 | 10/21/2019 | 10/21/2019 | 10/21/2019 | NA | NA | Sponsored Participant | 1 American Lane Greenwich, CT 06831 | 203-742-7711 | Proprietary Trading |
| ViewTrade Securities, Inc. | 8/18/2008 | 11/15/2010 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433 | 561-620-0306 | Agency |
| Virtu Americas LLC | 9/15/2009 | 10/14/2010 | 1/3/2011 | 1/3/2011 | 9/18/2009 | 3/17/2011 | Member TPH | 300 Vesey Street New York, NY 10282 | 646-682--6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Vision Financial Markets LLC | 4/1/2009 | 11/15/2010 | 7/13/2012 | 7/13/2012 | 12/11/2006 | NA | Member TPH | 120 Long Ridge Road 3 North Stamford, CT 06902 | 203-388-2700 | Clearing, Transact Business with the Public |
| Volant Liquidity, LLC | 4/15/2011 | NA | NA | 5/27/2010 | 2/1/2010 | 3/23/2011 | Member TPH | 250 Vesey Street Suite 2601 New York, NY 10281 | 646-804-7900 | Market Maker, Order Flow Provider, Brokerage |
| Wall Street Access | 11/3/2008 | 10/17/2011 | 5/27/2010 | 5/27/2010 | NA | NA | Member TPH | 17 Battery Place 11th Floor New York, NY 10004 | 212-709-9400 | Agency |
| Walleye Trading LLC | 12/1/2008 | 11/12/2010 | NA | 4/17/2018 | 6/1/2006 | 7/12/2021 | Member TPH | 2800 Niagara Lane North Plymouth, MN 55447 | 952-345-6623 | Proprietary Trading, Market Maker |
| Webull Financial LLC | NA | NA | NA | 3/1/2021 | NA | NA | Member TPH | 44 Wall Street, Suite 501 New York, NY 10005 | 917-725-2408 | Public Customer Business |
| Wedbush Securities Inc. | 8/18/2008 | 9/1/2010 | 5/27/2010 | 5/27/2010 | 2/23/2012 | 3/8/2012 | Member TPH | 1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017 | 213-688-8090 | Clearing |
| Wells Fargo Clearing Services, LLC | 7/1/2016 | NA | NA | NA | 11/14/2016 | NA | Member TPH | One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103 | 314-875-3000 | Clearing, Transact Business with the Public |
| Wells Fargo Securities, LLC | 8/18/2008 | 10/11/2010 | 6/9/2010 | 6/9/2010 | 4/1/2014 | 4/1/2014 | Member TPH | 550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202 | 704-410-1913 | Clearing, Proprietary Trading |
| Wolverine Execution Services, LLC | 8/18/2008 | 10/19/2010 | 5/14/2010 | 5/14/2010 | 3/1/2006 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Clearing, Floor Broker, Transact Business with the Public, Brokerage |